

03 MAY 23 7:21



03022163

12 May 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in to a low-cost entry to new exploration region, lodged with the Australian Stock Exchange on 12 May 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dw 6/3


WOODSIDE
AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Monday, 12 May 2003
8:00am (WST)

LOW-COST ENTRY TO NEW EXPLORATION REGION

Woodside Energy Ltd. advises that it has acquired from Dana Petroleum (E&P) Limited, a wholly owned subsidiary of Dana Petroleum plc, a 40% interest in four exploration blocks offshore Kenya.

Under the agreement, Dana's interest in the blocks will be 40% with the remaining 20% continuing to be held by Star Petroleum International (Kenya) Limited, a wholly owned subsidiary of Global Petroleum Limited.

As a condition of the farm-in, Woodside will operate the four blocks – L5, L7, L10 and L11 – which cover 47,500sqkm over water depths up to 3000m. The blocks include some onshore areas and coastal waters.

Woodside's commitment under the farm-in is limited to the acquisition of 5000km of two-dimensional seismic in 2003-04 with indicative expenditure of US$3 million. The joint venture has the option of entering the second exploration phase which would include exploration drilling in each of the blocks renewed. Commercial terms have been agreed between the parties should the joint venture decide to enter the drilling phase.

Woodside's Director of New Ventures, Agu Kantsler, said the farm-in followed an extensive regional study of East Africa by Woodside which identified a variety of different geological features with a range of leads of 50 million to 1000 million barrels.

"Our review identified east Africa as an under-explored frontier province that has the potential to replicate Woodside's successful exploration strategy in Mauritania, West Africa," Dr Kantsler said.

"Kenya's oil and gas exploration industry has been virtually inactive since the early 1980s and this opportunity provides Woodside with a relatively low-cost entry to a very large area which we can mature by using our strong technical skills and leveraging from our success in deepwater off Mauritania.

'We are pleased to be able to work with Dana and Global Petroleum on this project."

Woodside will determine its future involvement in the blocks following its initial two-year work program. The farm-in is subject to ratification by the Kenyan Government.

Location map attached

MEDIA INQUIRIES
Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager
W: (08) 9348 4281 M: (0419) 588 166

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: (0439) 691 592

Woodside blocks in Kenya



Woodside interests
SOMALIA
Nairobi
KENYA
TANZANIA
Mombasa
Block L-5
Block L-7
Block L-10
Block L-11
2° S
4° S
6° S
38° E
40° E
42° E
44° E
N
0
50
100
Kilometers
Canary Islands
Algeria
Mauritania
KENYA
400-19299

Woodside - Shaping Up For Growth



13 May 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to WA-10-R (Egret-3), lodged with the Australian Stock Exchange on 13 May 2003;
- Stock Exchange Release in relation to WA-255-P (Skiddaw-1), lodged with the Australian Stock Exchange on 13 May 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000. Facsimile: (08) 9325 8178

13 May 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-10-R
Egret-3

Woodside Petroleum Ltd., Operator of the WA-10-R Joint Venture, located in the Carnarvon Basin, offshore Western Australia, reports that on 12 May 2003 the Egret-3 exploration and appraisal well was at a depth of 4,491 metres.

Since the last report, drilling has continued in the 8½ inch hole from 3,773 metres to 4,491 metres.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-10-R is 16.67%. Other participants in WA-10-R are BHP Billiton Petroleum (North West Shelf) Pty Ltd. (16.67%), BP Developments Australia Ltd. (16.67%), ChevronTexaco Australia Pty Ltd. (16.67%), Japan Australia LNG (MIMI) Pty Ltd. (16.67%) and Shell Development (Australia) Pty Ltd. (16.67%).

Three of the six permit holders - Woodside, BHP Billiton Petroleum (North West Shelf) Pty Ltd. and Japan Australia LNG (MIMI) Pty Ltd - are equal sole risk participants in testing the deeper exploration objective of the well.



ANTHONY NIARDONE
Assistant Company Secretary

13 May 2003


WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-255-P
Skiddaw-1

Woodside Petroleum Ltd., reports that the Skiddaw-1 exploration well located in permit WA-255-P within the Exmouth Sub-basin was spudded on 8 May 2003. On 13 May 2003 the operation was preparing to drill ahead in $8^1/_2$ inch hole after setting $9^5/_8$ inch casing.

The well is being drilled using the Atwood Falcon semi-submersible drill rig. The well location is approximately 3.5 kilometres east of the recent Stybarrow oil discovery in WA-255-P and approximately 2.5 kilometres north of Laverda-2 in WA-271-P. Water depth at the location is approximately 780 metres. Planned total depth is approximately 2,200 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Equal joint venture participants in WA-255-P are BHP Billiton Petroleum (Australia) Pty Ltd (operator) and Woodside Energy Ltd.



ANTHONY NIARDONE
Assistant Company Secretary